SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Report of Independent Registered Public Accounting Firm

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules as of December 31, 2003 and for the year ended December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 4, 2004

Convergys Corporation Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$323,560,805	$254,594,703
Receivables:
Participant contributions	—	1,028,800
Employer contributions	—	488,142

Total receivables	—	1,516,942

Assets available for benefits	$323,560,805	$256,111,645

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions:
Participant contributions	$24,256,763
Employer contributions	11,695,484
Rollover contributions	2,097,308
Dividend and other income	5,338,299
Net appreciation in fair value of investments	50,064,735

Total additions	93,452,589

Deductions:
Benefits paid to participants	25,892,970
Administrative expenses	110,459

Total deductions	26,003,429

Net Increase	67,449,160

Assets available for benefits at beginning of year	256,111,645

Assets available for benefits at end of year	$323,560,805

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”), Convergys Information Management Group Inc. (IMG), and Convergys Customer Management Group Inc. (CMG), each individually a “Participating Company”, who are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On May 31, 2003, the plan committee elected to increase the maximum participant contribution limit for the Plan from 16% of pretax annual compensation to 25% of pretax annual compensation and to permit catch-up contributions for participants age 50 and older effective as of June 1, 2003. On May 27, 2003, the Broadwing, Inc. Shares Fund changed its name to the Cincinnati Bell Fund. On August 4, 2003, the Plan was amended in certain minor technical respects as required by Internal Revenue Service as a condition to the issuance of a favorable determination letter.

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to 100% of the first 3% of eligible compensation contributed plus 50% of the next 2% of eligible compensation contributed by Participants if they have completed at least one year of credited service. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. The Plan allows participants to immediately transfer the investment of Company matching contributions from the Company stock to any other investment option(s) offered under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$37,147,235
Common stock	12,917,500

$50,064,735

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2003	2002
Common Stock:
Convergys Corporation	$70,248,598	$58,134,187
Mutual Funds:
Fidelity Equity Income Fund	22,721,141	16,456,767
Fidelity Diversified International Fund	17,005,638	10,744,727
Fidelity Dividend Growth Fund	63,018,817	51,536,572
Fidelity Puritan Fund	18,928,363	15,470,024
Spartan U.S. Equity Index Fund	19,150,692	14,432,789
PIMCO Total Return Fund	14,801,379	13,163,854
Fidelity Managed Income Portfolio	29,287,315	27,748,783

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments of the Fidelity Managed Income Portfolio consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsible withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 4.69% for 2003 and 5.87% for 2002. The average yield on the contracts was 4.62% for 2003 and 5.30% for 2002.

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

7. Subsequent Events

On January 2, 2004, the plan added the Fidelity Freedom 2040 Fund as an investment option. On February 17, 2004, the plan added the following funds as investment options: Fidelity Freedom 2005 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2035 Fund, Hotchkis & Wiley Mid Cap Value I Fund and Royce Total Return Fund.

Convergys Corporation Retirement and Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2003

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
* Convergys Corporation Shares Fund	4,023,402 shares	$70,248,598
Cincinnati Bell Shares Fund	1,887,231 shares	9,530,515

		79,779,113
Mutual Funds
* Fidelity Cash Reserve Fund	16,409 shares	16,409
* Fidelity Diversified International Fund	705,043 shares	17,005,638
* Fidelity Dividend Growth Fund	2,308,382 shares	63,018,817
* Fidelity Equity Income Fund	456,706 shares	22,721,141
* Fidelity Freedom 2000 Fund	55,503 shares	653,830
* Fidelity Freedom 2010 Fund	218,737 shares	2,847,955
* Fidelity Freedom 2020 Fund	237,090 shares	3,086,918
* Fidelity Freedom 2030 Fund	155,637 shares	2,015,494
* Fidelity Freedom Income Fund	90,912 shares	1,008,216
* Fidelity Growth Company Fund	164,529 shares	8,237,983
* Fidelity High Income Fund	206,402 shares	1,845,236
* Fidelity Managed Income Portfolio	29,287,315 shares	29,287,315
* Fidelity Mid-Cap Stock Fund	744,442 shares	16,057,607
* Fidelity Puritan Fund	1,024,817 shares	18,928,363
MS Small Company Growth Portfolio B Fund	439,579 shares	4,589,207
Participant Self-Directed Brokerage Accounts		9,878,896
PIMCO Total Return Fund	1,382,015 shares	14,801,379
Spartan U.S. Equity Index Fund	485,935 shares	19,150,691

		235,151,095
Loans
Loans to participants	Interest rates ranging from 5.00% to 10.50%	8,630,597

* Indicates parties-in-interest to the Plan.		$323,560,805

Convergys Corporation Retirement and Savings Plan

EIN: 31-1598292 Plan Number: 002

Schedule H, 4j - Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Asset including interest rate and maturity in case of a loan	Purchases		Sales		Net Gain (Loss)
		Number of Transactions	Dollar Value of Purchase	Number of Transactions	Dollar Value of Sales
Category (iii) Series of Transactions in excess of 5%

Convergys Corporation	Common Stock	196	$13,512,996

There were no category (i), (ii) or (iv) reportable transactions during 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Laura A. Ryan
Laura A. Ryan

June 4, 2004